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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   Commission File Number 1-1927

(CHECK ONE)

[  ]  Form 10-K  [  ]  Form 11-K

[  ]  Form 20-F  [x] Form 10-Q  [  ]  Form N-SAR

For period ended   September 30, 2003
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[  ]  Transition Report on Form 10-K

[  ]  Transition Report on Form 20-F

[  ]  Transition Report on Form 11-K

[   ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form N-SAR

For the transition period ended _______________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant The Goodyear Tire & Rubber Company
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Former name if applicable
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Address of principal executive office (Street and number)
                                                        1144 East Market Street
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City, state and zip code Akron, Ohio 44316-0001
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject

    [x] quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Goodyear Tire & Rubber Company ("Goodyear" or "we" or "us" or "our") has previously announced that it will be restating its financial statements for the years 1998 through 2002 and for the first and second quarters of 2003. Because the analysis and preparation of the financial statements for the periods affected by the restatement is not yet complete, we will not be in a position to timely file our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

C. Thomas Harvie                                                 (330) 796-2408
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     (Name)                                      (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes [ ] No
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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Goodyear anticipates significant changes in the results of operations for the quarterly period ended September 30, 2003 compared to the corresponding period in 2002. We currently estimate that for the three and nine month periods ended September 30, 2003, Goodyear will report a net loss of approximately $106 million, or $0.60 per share, and between approximately $310 to $335 million, or $1.77 to $1.91 per share, respectively. This compares to a currently estimated restated net income of approximately $33 million, or $0.20 per share, and approximately $7 million, or $0.04 per share, for the corresponding periods in 2002. The restatement for the first six months of 2003 is not yet complete. As a result, the estimated results for the first nine months of 2003 are given as a range. We believe that the anticipated decrease in net income for the three and nine months periods in 2003 from the corresponding prior periods in 2002 is attributable to higher net rationalization costs, and increases in Interest Expense, Other (Income) and Expense and Foreign Currency Exchange, in the three and nine month periods ending September 30, 2003, compared to the corresponding periods of 2002.

         The foregoing estimates of Goodyear's results of operations for the quarterly period ending September 30, 2003 and the corresponding periods of 2002 are subject to change pending the completion of the restatement of our financial statements for 1998 through 2002 and the first and second quarters of 2003 and the completion by PricewaterhouseCoopers LLP, our independent auditors, of their audits of the annual financial statements.


                       The Goodyear Tire & Rubber Company
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  November 17, 2003                       By: /s/ Robert W. Tieken
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                                                  Robert W. Tieken
                                                  Executive Vice President and
                                                  Chief Financial Officer